Hudbay Announces that Alan Hair has Stepped Down as President and CEO, Peter Kukielski Appointed Interim CEO

Toronto, Ontario, July 10, 2019 – Hudbay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE: HBM) today announced that Alan Hair has stepped down as Hudbay's President and Chief Executive Officer and as a director of the company. Mr. Hair spent more than 20 years with Hudbay and was instrumental in the company's growth, serving as Chief Operating Officer from 2012 to 2015 before being appointed President and Chief Executive Officer in 2016.

Peter Kukielski has been appointed Interim Chief Executive Officer. Peter has more than 30 years of extensive global experience within the base metals, precious metals and bulk materials sectors, having overseen operations across the globe.

“We have a strong management team and an experienced leader in Peter Kukielski, who will ably lead the company in the interim while we complete our search for the best possible permanent leader for Hudbay,” stated Alan Hibben, Chair of the Board of Directors. "Alan’s departure does not affect our strategic or financial outlook. Our focus remains on executing against our value creation strategy and delivering on a number of near-term catalysts."

The Board has commenced a search for a permanent Chief Executive Officer, which may include internal and external candidates.

“While I always believed as much from outside the company, I have learned a lot about Hudbay as a Director and feel more than ever that this company has a bright future,” said Peter Kukielski, Interim Chief Executive Officer. “I look forward to working with our experienced and dedicated management team to deliver on our 2019 strategic priorities and near-term catalysts.”

About Hudbay

Hudbay (TSX, NYSE: HBM) is an integrated mining company primarily producing copper concentrate (containing copper, gold and silver), molybdenum concentrate and zinc metal. With assets in North and South America, the company is focused on the discovery, production and marketing of base and precious metals. Directly and through its subsidiaries, Hudbay owns three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and copper projects in Arizona and Nevada (United States). The company’s growth strategy is focused on the exploration and development of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay’s vision is to be a responsible, top-tier operator of long-life, low-cost mines in the Americas. Hudbay’s mission is to create sustainable value through the acquisition, development and operation of high-quality, long-life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which the company operates benefit from its presence. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Further information about Hudbay can be found on www.hudbay.com.

TMX, NYSE – HBM 2019 No. 20

For investor inquiries, please contact:

Candace Brûlé
Director, Investor Relations
(416) 814-4387
candace.brule@hudbay.com

For media inquiries, please contact:

Scott Brubacher
Director, Corporate Communications
(416) 814-4373
scott.brubacher@hudbay.com